Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 9, 2021

Registration No. 333- 257253

NewLake Capital Partners, Inc.

Free Writing Prospectus

August 9, 2021

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, subject to completion, dated August 9, 2021, included in Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-257253) (the “Registration Statement”) of NewLake Capital Partners, Inc. (the “Company”), as filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2021 (as so amended, the “Registration Statement”), relating to the Company’s proposed offering of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement. The revised preliminary prospectus included in the Registration Statement has been filed with the SEC to make the changes described in this free writing prospectus. Except for the changes described in this free writing prospectus, no other material changes have been made to the revised preliminary prospectus included in the Registration Statement. Defined terms used in this free writing prospectus, but not defined herein, have the meanings ascribed to them in the preliminary prospectus.

To review the revised preliminary prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): https://www.sec.gov/Archives/edgar/data/0001854964/000119312521239961/d160355ds11a.htm

The following replaces in its entirety paragraph seven on the cover page of the Registration Statement:

We will not sell any shares unless we raise gross offering proceeds of $72.8 million, by August 18, 2021. Pending satisfaction of this condition, pursuant to an escrow agreement among us, the placement agents and Cadence Bank, N.A., as escrow agent, all of the funds received in payment for the shares sold in this offering will be wired to a non-interest bearing escrow account and held until we and the placement agents notify the escrow agent that this offering has closed, indicating the date on which the shares are to be delivered to the purchasers and the proceeds are to be delivered to us. If we do not raise gross offering proceeds of $72.8 million by August 18, 2021 we will promptly return all funds in the escrow account.

The following replaces in its entirety the first sentence of the first bullet point on page 3 and last bullet point on page 86 of the Registration Statement:

Following completion of this offering, we and our operating partnership expect to have approximately $312.3 million of capital invested and committed, $103 million of uncommitted cash and no debt, assuming an initial public offering price of $27.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

The following replaces in its entirety the chart set forth under “Our Structure” on pages 17 and 139 of the Registration Statement:

The following replaces in its entirety the text and related footnotes set forth under “The Offering” on page 20 of the Registration Statement:

Common stock offered by us	3,500,000 shares

Common stock to be outstanding after this offering	20,829,964 shares(1)

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the placement agent fees and estimated offering expenses payable by us, will be approximately $87.3 million, assuming an initial public offering price of $27.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Further, we will not sell any shares in this offering unless we raise gross offering proceeds of $72.8 million by August 18, 2021. If only the minimum number of shares offered hereby are sold, we expect to receive net proceeds from this offering of approximately $66.9 million, after deducting the placement agent fees and estimated expenses of this offering payable by us, assuming an initial offering price of $26.00 per share, which is the low end of the range set forth on the front cover of this prospectus. We will contribute the net proceeds from this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds from this offering to acquire our target assets in a manner consistent with our investment strategy.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 21 and other information included in this prospectus before investing in our common stock.

Registration Rights	Pursuant to the terms of the Registration Rights Agreement, we have agreed to use commercially reasonable efforts to file, by the date that is 90 days following the earlier of (a) the effective date of a registration statement for an initial public offering filed with the SEC or other securities commission, and (b) the date the shares of our common stock are listed for trading on certain agreed securities exchanges, one or more registration statements registering the issuance and resale of the common stock held by the Registration Rights Agreement Stockholders. In addition, pursuant to the Registration Rights Agreement, we granted the Registration Rights Agreement Stockholders certain demand and piggyback registration rights. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Proposed OTCQX symbol	“ ”

(1)

Includes (a) 17,329,964 shares of our common stock outstanding prior to completion of this offering and (b) 3,500,000 shares of our common stock to be issued in this offering. Excludes (a) 127,176 shares of common stock underlying 127,176 restricted stock units; (b) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (c) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement; (d) 453,303 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us; (e) 2,235,132 shares of our common stock available for future issuance under the Equity Incentive Plan and (f) 132,727 shares of our common stock issuable upon the conversion of 132,727 OP units to be issued pursuant to a contribution agreement if certain conditions are met.

The following replaces in its entirety the second and third full sentences in the first paragraph on page 23:

Further, we will not sell any shares in this offering unless we raise gross offering proceeds of $72.8 million by August 18, 2021. If only the minimum number of shares offered hereby are sold, we expect to receive net proceeds from this offering of approximately $66.9 million, after deducting the placement agent fees and estimated expenses of this offering payable by us, assuming an initial offering price of $26.00 per share, which is the low end of the range set forth on the front cover of this prospectus.

The following replaces in its entirety the first paragraph on page 62:

After deducting the placement agent fees and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $87.3 million, assuming an initial public offering price of $27.00 per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

The following replaces in its entirety sentences three and four in the third paragraph on page 62:

Further, we will not sell any shares in this offering unless we raise gross offering proceeds of $72.8 million by August 18, 2021. If only the minimum number of shares offered hereby are sold, we expect to receive net proceeds from this offering of approximately $66.9 million, after deducting the placement agent fees and estimated expenses of this offering payable by us, assuming an initial offering price of $26.00 per share, which is the low end of the range set forth on the front cover of this prospectus.

The following replaces in its entirety the text, table and related footnotes set forth under “Capitalization” on pages 64 and 65 of the Registration Statement:

The following table sets forth (i) the historical consolidated capitalization of our company as of March 31, 2021 on an actual basis, (ii) our unaudited pro forma capitalization on an as adjusted basis to give effect to the issuance of 2,800,000 shares of our common stock in this offering (the minimum amount that may be sold at an assumed public offering price of $26.00 per share, which is the low end of the range set forth on the front cover of this prospectus), the redemption of our Series A Preferred Stock on April 6, 2021 and the use of net proceeds as set forth in “Use of Proceeds” and (iii) our unaudited pro forma capitalization on an as adjusted basis to give effect to the issuance of 3,500,000 shares of our common stock in this offering at an assumed public offering price of $27.00 per share, which is the mid-point of the range set forth on the front cover of this prospectus, the redemption of our Series A Preferred Stock on April 6, 2021 and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2021
	Historical (Unaudited)	Pro Forma as Adjusted
		Assuming Minimum(1)	Assuming 3,500,000 Shares of Common Stock Sold
Cash and cash equivalents	$117,828	$184,635	$205,033
Equity:
Preferred stock, $0.01 par value per share 100,000,000 shares authorized, 125 shares issued and outstanding actual; no shares outstanding, as adjusted(2)	$61	$—	$—
Common stock, $0.01 par value per share; 400,000,000 shares authorized; 17,329,964 shares issued and outstanding (historical), 20,129,964 shares issued and outstanding assuming 2,800,000 shares of our common stock are sold in this offering (pro forma as adjusted) and 20,829,964 shares issued and outstanding assuming 3,500,000 shares of our common stock are sold in this offering (pro forma as adjusted (3)	175	203	210
Additional paid-in capital	358,942	425,782	446,173
Accumulated deficit	(17,921)	(17,921)	(17,921)
Non-controlling interest in our operating partnership	7,135	7,135	7,135
Total equity and capitalization	$348,392	$415,199	$435,597

(1)	Assumes that 2,800,000 shares of our common stock are sold in this offering.
(2)	The 125 shares of our 12.5% Series A Redeemable Cumulative Preferred Stock were redeemed on April 6, 2021 and are no longer outstanding.
(3)

Includes, as of March 31, 2021 (a) 17,329,964 shares of our common stock outstanding prior to completion of this offering and (b) 2,800,000 in the case of the assumed minimum or 3,500,000 shares of our common stock to be issued in this offering. Excludes (a) 125,635 shares of common stock underlying 125,635 restricted stock units (b) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (c) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement; (d) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us and (e) 2,235,132 shares of our common stock available for future issuance under the Equity Incentive Plan.

The following replaces in its entirety the text, table and related footnotes set forth under “Dilution” on pages 66 and 67 of the Registration Statement:

Investors in our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock.

At March 31, 2021, we had a net tangible book value of approximately $315.7 million, or $18.22 per share, held by existing stockholders. After giving effect to the sale of our common stock in this offering and the application of the net proceeds received by us from this offering, the pro forma net tangible book value as of March 31, 2021 attributable to common stockholders would have been approximately $403.0 million, or $19.34 per share of common stock. This amount represents an immediate increase in net tangible book value of $1.12 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $7.66 per share from the assumed public offering price of $27.00 per share of common stock to our new investors. The following table illustrates this per-share dilution.

Assumed initial public offering price per share of our common stock(1)		$27.00
Net tangible book value per share before this offering, as of March 31, 2021(2)	$18.22
Increase in pro forma net tangible book value per share after this offering(3)	$1.12

Pro forma net tangible book value per share after this offering(4)		$19.34

Dilution in pro forma net tangible book value per share to new investors(5)		$7.66

(1)	Based on a price per share equal to the midpoint of the price range set forth on the front cover of this prospectus.

(2)

Net tangible book value per share of our common stock before this offering, as of March 31, 2021, is determined by dividing the net book value of tangible assets at March 31, 2021 (consisting of total assets less intangible assets, which are comprised of $25.5 million of in-place lease intangible assets) by the number of shares of our common stock to be held by the existing stockholders prior to the completion of this offering excludes (a) 125,635 shares of common stock underlying 125,635 restricted stock units; (b) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements; (c) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement and (d) 365,103 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us).

(3)

The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the net tangible book value per share before this offering (see footnote (2) above) from (b) the pro forma net tangible book value per share following this offering (see footnote (4) below).

(4)

Based on pro forma net tangible book value of approximately $403.0 million divided by the sum of shares of our common stock to be outstanding after this offering, not including (a) 127,176 shares of common stock underlying 127,176 restricted stock units; (b) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements;

(c)

602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement; (d) 2,235,132 shares of our common stock available for future issuance under the Equity Incentive Plan and (e) 453,303 shares of our common stock issuable upon conversion of the outstanding OP units held by limited partners in our operating partnership other than us.

(5)

Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering from the initial public offering price per share paid by a new investor in this offering

Differences Between New Investors and Existing Stockholders

The following table summarizes, as of March 31, 2021, the differences between the average price per unit paid by our existing stockholders and by new investors purchasing shares of our common stock in this offering (at an assumed initial price per share of $27.00, which is the midpoint of the price range set forth on the front cover of this prospectus), before deducting placement agent fees and estimated offering expenses payable by us in this offering.

	Shares Issued/ Granted(1)			Total Consideration		Average Price Per Share
	Number		Percentage	Amount	Percentage
Existing Stockholders	17,329,964		83.2%	$358,234,006	79.1%	$20.67
New Investors	3,500,000	(1)	16.8%	$94,500,000	20.9%	$27.00
Total	20,829,964		100%	$452,734,006	100%

(1)	Includes 3,500,000 shares of common stock to be sold in this offering.

The following replaces in its entirety the table and footnote (1) set forth under “Principal Stockholders” on page 147 of the Registration Statement:

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of All Shares of Common Stock(1)
5% Stockholder:
HG Vora Special Opportunities Master Fund, Ltd.(2)	3,500,000	15.7%
NL Ventures, LLC(3)	1,159,289	5.2%
West Investment Holdings, LLC(4)	955,715	4.3%
West CRT Heavy, LLC(5)	666,692	3.0%
Directors and Executive Officers:
David Weinstein(6)	144,776	*
Anthony Coniglio(7)	592,359	2.7%
Fredric Starker	4,728	*
Gordon DuGan(8)	35,956	*
Alan Carr(9)	26,641	*
Joyce Johnson(10)	325	*
Peter Kadens(11)	97,439	*
Pater Martay(12)	80,188	*
All executive officers and directors as a group (eight people)	982,412	4.4%

*	Less than 1.0%
(1)

Assumes an aggregate of 22,351,322 shares of common stock are outstanding immediately following this offering, including (i) 127,176 restricted stock units that will vest upon completion of this offering, (ii) 791,790 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock pursuant to option agreements and (iii) 602,392 shares of our common stock issuable upon the exercise of NLCP Holdings, LLC’s purchase rights pursuant to a warrant agreement.

(2)	The reported owner’s address is 330 Madison Avenue, 20th Floor, New York, NY 10017. We have been advised by this entity that Parag Vora has voting and investment control over such shares.

(3)

NL Ventures, LLC is a Delaware limited liability company whose sole member is Pangea Equity Partners II, L.P (“Pangea Equity Partners”). Pangea Properties is the general partner of Pangea Equity Partners. Mr. Martay is the president of Pangea Properties and may be deemed to exercise voting and investment control over the shares held by NL Ventures, LLC. Mr. Martay disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(4)

Includes (i) 886,371 shares of common stock held by NLCP Holdings, LLC beneficially owned by West Investment Holdings, LLC by virtue of their sole voting power over the shares and (ii) 69,344 shares of common stock issuable upon the exercise of warrants currently exercisable. The reported owner’s address is 1603 Orrington Avenue, Suite 810, Evanston, IL 60201. We have been advised by this entity that Gary and Mary West have voting and investment control over such shares.

(5)

Includes (i) 618,319 shares of common stock held by NLCP Holdings, LLC beneficially owned by West CRT Heavy by virtue of their sole voting power over the shares and (ii) 48,373 shares of common stock issuable upon the exercise of warrants currently exercisable. The reported owner’s address is 1603 Orrington Avenue, Suite 810, Evanston, IL 60201. We have been advised by this entity that Gary and Mary West have voting and investment control over such shares.

(6)	Includes 121,135 unvested restricted stock units that vest upon completion of this offering.
(7)

Includes (i) 549,379 shares of common stock held by NLCP Holdings, LLC beneficially owned by Anthony Coniglio by virtue of his sole voting power over the shares and (ii) 42,980 shares of common stock issuable upon the exercise of warrants currently exercisable.

(8)	Includes 1,500 unvested restricted stock units that vest upon completion of this offering. Excludes 87,976 shares of common stock issuable upon the exercise of options not currently exercisable.
(9)	Includes 3,000 unvested restricted stock units that vest upon completion of this offering. (10) Includes 325 unvested restricted stock units that vest upon completion of this offering.
(10)

Includes (i) 27,249 shares of common stock held by NLCP Holdings, LLC beneficially owned by Peter Kadens by virtue of his sole voting power over the shares, (ii) 608 unvested restricted stock units that vest upon completion of this offering and (iii) 7,026 shares of common stock issuable upon the exercise of warrants currently exercisable.

(11)

Includes (i) 5,839 shares of common stock held by NLCP Holdings, LLC beneficially owned by Peter Martay by virtue of his sole voting power over the shares, (ii) 608 unvested restricted stock units that vest upon completion of this offering and (iii) 5,774 shares of common stock issuable upon the exercise of warrants currently exercisable

The following replaces in its entirety the last sentence of the first paragraph set forth under “Equity Incentive Plan” on page 162:

We expect that an aggregate of 2,335,132 shares of our common stock will be available for future issuance under the Equity Incentive Plan.

The following replaces in its entirety sentence three in the second paragraph on page 191:

In the event that we raise a minimum of $72.8 million of gross offering proceeds by August 18, 2021, we will close on those funds received and promptly issue the shares.

The following is added as the last sentence of the fourth paragraph on page 191:

As of the date of this preliminary prospectus, no securities purchase agreements have been provided to prospective investors and no funds have been paid into the escrow account.

The following replaces in its entirety the table and footnotes set forth under “Fees and Expenses” on page 192 of the Registration Statement:

	Per Share (1)	Minimum Offering
Public Offering Price	$26.00	$72,800,000
Placement fee	$1.56	$4,368,000
Proceeds to us, before expenses	$24.44	$68,432,000

(1)	Assumes 2,800,000 shares of our common stock are sold at $26.00 per share, which is the low end of the price range set forth on the cover page of this prospectus.

	Per Share (1)	Minimum Offering
Public Offering Price	$27.00	$94,500,000
Placement fee	$1.62	$5,670,000
Proceeds to us, before expenses	$25.38	$88,830,000

(1)	Assumes 3,500,000 shares of our common stock are sold at $27.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(2)

Because there cannot be any assurance that maximum offering amount will be sold in this offering, the actual total offering commissions, if any, are not presently determinable and may be substantially less than the maximum amount set forth above.

Where to Find Additional Information

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co. Inc. at prospectus@ladenburg.com or (212) 409-2000.